EXHIBIT 99.4

Press Release

France: Total Wins Over 135 MW of Projects in the Latest National Solar Tender

Paris, April 22, 2020 – Total, through Total Quadran, a wholly-owned affiliate dedicated to developing and producing renewable energy in France, was awarded with 131 megawatt-peak (MWp) of solar projects – or 20% of the total up for the seventh round of the CRE 4 (French Energy Regulatory Commission) tender for ground-mounted solar parks, as well as 5.6 MWp of solar in the French Overseas departments and collectivities (ZNI1).

More than half the capacities awarded fall under Total’s program to solarize its industrial facilities and reuse of industrial brownfield sites, including:

•

Total’s future largest ground-mounted solar plant in France: the 50 MWp solar plant in Valenciennes is the largest project awarded in the call for tenders and Total Quadran’s biggest solar plant to date. It will be installed on Total’s former refinery site that has been redeveloped by RETIA[2]. The solar plant will supply green electricity to nearly 32,000 people when it comes on stream in 2022.

•

the largest photovoltaic power plant of the Greater Paris Region: located near the Grandpuits refinery, the 25 MWp solar plant will be the largest in the Greater Paris Region. It will generate enough renewable electricity to cover the needs of nearly 17,000 people. The plant is scheduled to come on stream by 2022.

The projects of Lavéra (3 MWp), located in Bouches-du-Rhône, Serpaize (5 MWp) and Brignoud (4 MWp), both in Isère, all located on industrial brownfield sites were also included in the winning CRE 4.7 tender.

“Total Quadran is proud to rank among France’s renewable energy leaders. The results of this call for tenders illustrate our ability to put together solid, competitive bids in an increasingly competitive environment,” said Thierry Muller, General Manager of Total Quadran. “Total’s program to solarize industrial facilities by enhancing brownfield sites is a key factor in this success which we intend to carry on.”

[1]	Zones Non Interconnectées au réseau métropolitain intercontinental – Renewable energy in France’s overseas departments and territories
[2]	Réhabilitation Environnementale de Terrains Industriels Anciens : an affiliate specialized in cleanup and reclamation operations

Total and Low-Carbon Electricity

As part of its ambition to become the responsible energy major, Total is building a portfolio of low-carbon electricity operations, with the objective of seeing them account for 15 to 20% of its sales mix by 2040. Today, Total’s gross low-carbon power generation capacity is close to 7 gigawatts, of which 3 gigawatts from renewable energy sources.

With over 6 GW of solar projects announced since the beginning of 2020, the Group is well on track to reach its objective of 25 GW of installed power generation capacity from renewable sources by 2025.

About Total Quadran

Total Quadran, a pioneer of renewable energies in France, develops, builds and operates renewable electricity generation resources (wind, photovoltaic, hydro and biogas). Total Quadran operates over 300 renewable energy plants in France totaling nearly 1000 MW, generating 1,765 GWh of renewable electricity per year. This is the equivalent of the annual consumption of nearly 1 million people and annual savings of nearly 560,000 tons of CO2 emissions.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total Contacts

Media Relations : +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations : +44 (0)207 719 7962 | ir@total.com

Total Quadran Contacts

Communications : +33 4 67 32 63 35 | elodie.billerey@total-quadran.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.